* AB 3/5

13013048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66821~~ 8-68821

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Berenberg Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 State Street, 9th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew John Holder 617-292-8200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
02

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM

SEC 1410 (06-02)

3/8/13

2A

OATH OR AFFIRMATION

I, Andrew John Holder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenberg Capital Markets LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER A. ZAVALA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 10, 2014

Signature

Chief Executive Officer and President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietorss Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berenberg Capital Markets LLC

Statement of Financial Condition
December 31, 2012

FILED PURSUANT TO RULE 7a-5(e)(3) AS A PUBLIC DOCUMENT.

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Berenberg Capital Markets LLC

Statement of Financial Condition
December 31, 2012

FILED PURSUANT TO RULE 7a-5(e)(3) AS A PUBLIC DOCUMENT.

Contents

Facing Page to Form X-17A-5	2A
Affirmation of Officer	2B
Independent Auditor's Report	3-4
Statement of Financial Condition as of December 31, 2012	5
Notes to Statement of Financial Condition	6-8

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

To the Member of
Berenberg Capital Markets LLC
Boston, Massachusetts

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Berenberg Capital Markets LLC ("Company") (a wholly-owned subsidiary of Berenberg Americas LLC) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berenberg Capital Markets LLC (a wholly-owned subsidiary of Berenberg Americas LLC) as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 27, 2013

Berenberg Capital Markets LLC

Statement of Financial Condition

December 31, 2012	
Assets	
Cash	$3,003,383
Accounts receivable	729,267
Due from customer	746,937
Fail to deliver	16,964
Prepaid expenses and other current assets	402,678
Income tax receivable	82,770
Property and equipment, net	697,758
Total Assets	**$5,679,757**
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$1,938,087
Due to customer	16,964
Fail to receive	746,937
Deferred taxes payable	98,123
Deferred rent expense	281,553
Total Liabilities	**3,081,664**
Commitments (Note 4)	
Member's Equity	**2,598,093**
Total Liabilities and Member's Equity	**$5,679,757**

See accompanying notes to statement of financial condition.

1. Business

Berenberg Capital Markets LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority ("FINRA") as of November 9, 2011, incorporated on December 8, 2010 and commenced operations on January 1, 2011. The Company is engaged primarily in introducing customers to a foreign affiliate. The Company is wholly-owned by Berenberg Americas LLC ("Parent").

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

The Company conducts its SEC Rule 15a-6 activities on a receive versus payment ("RVP")/delivery versus payment ("DVP") basis. The Company is allowed to conduct a settlement system that stipulates cash payment must be made simultaneously with the delivery of a security. Berenberg Bank ("Affiliate"), a foreign affiliate, has only been given the right to settle trades on behalf of the Company through the Prezioso interpreted letter in SEC Rule 15a-6. At year-end, the Company had both due from customers/fail to receive and due to customers/fail to deliver accounts on its statement of financial condition of $746,937 and $16,964, respectively. The respective assets and liabilities net out with no impact on the statement of income.

2. Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 1-10 years), using the straight-line method.

Related Party Transactions

The Company is related through ownership to Joh.Berenberg, Gossler & Co. KG, also known as Berenberg Bank, a German financial institution based in Hamburg with the Parent as the intermediary holding company.

The Company offers its brokerage services to U.S. institutional investors in compliance with Rule 15a(b)(a)2 and a(3), which entitles the Company to receive revenue through a Cost-plus contractual agreement. The Company recognizes income when it is earned and, from time to time, there are nominal intercompany transactions incurred between the Company and the Affiliate. For the year ended December 31, 2012, $729,267 was receivable and is included in accounts receivable on the statement of financial condition as of year-end.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. It is the policy of the Company to comply with the provisions applicable to companies, as defined by Subchapter C of the Internal Revenue Code.

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Deferred rent	$116,731
Net operating losses and credits	16,202
Total deferred tax assets	132,933
Deferred tax liabilities:	
Property, plant and equipment	231,056
Total deferred tax liabilities	231,056
Net deferred tax liability	$ 98,123

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at December 31, 2012, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

3. Property and Equipment, Net

At December 31, 2012, property and equipment, net consisted of:

	Estimated Useful Life	Amount
Leasehold improvements	Lease term	$ 316,297
Computers and equipment	3-5 years	360,484
Furniture and fixtures	7 years	214,612
		891,393
Less: Accumulated depreciation and amortization		(193,635)
		$ 697,758

4. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2012, the Company had net capital of $2,082,830, which exceeded its requirement of $250,000 by $1,832,830.

5. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 27, 2013, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.